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                               TCW GALILEO FUNDS
                           865 SOUTH FIGUEROA STREET
                         LOS ANGELES, CALIFORNIA  90017
                            (213) 244-0000 Telephone
                            (213) 244-0645 Facsimile



                                  June 5, 2001


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  TCW Galileo Funds, Inc.
          File No. 033-52272 and 811-07170
          Accession # 0000898430-01-500868

Ladies and Gentlemen:

     The purpose of this letter is to request that the Form N-1/A for the TCW Galileo Funds, Inc. filed on June 4, 2001 (Accession # 0000898430-01-500868) be withdrawn from the SEC's database.

     We inadvertently filed the document as a Form N-1/A. The filing should have been designated a Form 485 A pos. We respectfully, request that the SEC withdraw the filing made on June 4, 2001 (Accession # 0000898430-01-500868). A new filing with the correct form type will be made tomorrow.

     Please call me at (213) 244-0290 with any questions or comments regarding this matter. We appreciate your attention to this matter.

                                   Sincerely,

                                   /s/ Philip K. Holl

                                   Philip K. Holl
                                   Secretary

PKH:bg